UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For December 7, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Results of Harmony’s Annual General Meeting

Johannesburg, Friday, 7 December 2018. Harmony Gold Mining Company Limited (‘Harmony’ or ‘the Company’) advises shareholders that, at Harmony’s annual general meeting held today, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of annual general meeting dated 25 October 2018, forming part of the Company’s 2018 report to shareholders and integrated annual report.

There were 532 234 858 ordinary shares in issue as at the date of the annual general meeting.

The voting results of the resolutions were as follows:
Ordinary resolution 1:
	Appointment of director: Max Sisulu

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.82%	0.18%	432 549 823	81.27%	0.06%

Ordinary resolution 2:
	Re-election of director: Joaquim Chissano

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
62.02%	37.98%	432 547 392	81.27%	0.06%

Ordinary resolution 3:
	Re-election of director: Fikile De Buck

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
96.66%	3.34%	432 548 960	81.27%	0.06%

Ordinary resolution 4:	Re-election of director: Modise Motloba
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
98.30%	1.70%	432 537 731	81.27%	0.07%

Ordinary resolution 5:	Re-election of director: Dr Patrice Motsepe
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
94.93%	5.07%	431 206 830	81.02%	0.32%

Ordinary resolution 6:	Re-election of audit and risk committee member: Fikile De Buck
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
96.04%	3.96%	432 539 289	81.27%	0.07%

Ordinary resolution 7:	Re-election of audit and risk committee member: Dr Simo Lushaba
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
91.60%	8.40%	432 539 163	81.27%	0.07%

Ordinary resolution 8:	Re-election of audit and risk committee member: Modise Motloba
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
75.64%	24.36%	432 535 627	81.27%	0.07%

Ordinary resolution 9:	Re-election of audit and risk committee member: Karabo Nondumo
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.19%	0.81%	432 535 632	81.27%	0.07%

Ordinary resolution 10:	Re-election of audit and risk committee member: John Wetton
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.81%	0.19%	432 546 699	81.27%	0.06%

Ordinary resolution 11:	Reappointment of external auditors: PricewaterhouseCoopers Incorporated
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
95.01%	4.99%	432 568 546	81.27%	0.06%

Ordinary resolution 12:	Approval of remuneration policy
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
98.91%	1.09%	432 433 507	81.25%	0.09%

Ordinary resolution 13:	Approval of the implementation report (Refer to note 1)
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
62.48%	37.52%	431 094 270	81.00%	0.34%

Ordinary resolution 14:	General authority to issue shares for cash
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
98.75%	1.25%	431 214 098	81.02%	0.31%

Ordinary resolution 15:	Approval of the Harmony Gold Mining Company Limited Deferred Share Plan 2018 (DSP)
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.13%	0.87%	431 028 231	80.98%	0.35%

Special resolution 1:	Authority to issue ordinary shares pursuant to the DSP
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
97.77%	2.23%	431 130 508	81.00%	0.33%

Special resolution 2:	Pre-approval of non-executive directors’ remuneration
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.65%	0.35%	431 154 225	81.01%	0.33%

Note 1:
More than 25% of the voting rights exercised at the annual general meeting voted against the implementation report. In terms of the King IV Report on Corporate Governance for South Africa, 2016 and paragraph 3.84(k) of the JSE Listings Requirements, the remuneration committee will in good faith and with the best reasonable effort engage with its shareholders to ascertain the reasons for the dissenting votes and appropriately address legitimate and reasonable objections and concerns raised.  Further details will be announced on SENS in due course.

ends.

For more details contact:

Lauren Fourie
Investor Relations Manager

+27(0)71 607 1498 (mobile)
Johannesburg, South Africa
7 December 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 7, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director